SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                              SCHEDULE 13E-4/A NO.1

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)


                         FIRSTCITY FINANCIAL CORPORATION
                         -------------------------------
                              (Name of the Issuer)


                         FIRSTCITY FINANCIAL CORPORATION
                         -------------------------------
                      (Name of Person(s) Filing Statement)


                             Special Preferred Stock
                           ($.01 par value per share)
                           --------------------------
                         (Title of Class of Securities)


                                   33761X 206
                                   ----------
                      (CUSIP Number of Class of Securities)

                                James R. Hawkins
                         FirstCity Financial Corporation
                               6400 Imperial Drive
                                Waco, Texas 76712
                                 (817) 751-1750
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                                 Steven D. Rubin
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [x]    A tender offer.

d. [ ]    None of the above.


      Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: [ ]



HOFS02...:\92\54892\0009\5267\SCH7167J.00B
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                             INTRODUCTORY STATEMENT

      This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Securities and Exchange Commission on June 19, 1997, by FirstCity Financial Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase all of the outstanding shares of Special Preferred Stock, upon the terms and subject to the conditions set forth in the Offer to Exchange dated June 18, 1997, as amended (the "Offer to Exchange"), and in the related Letter of Transmittal (which together constitute the "Offer").

      This Amendment No. 1 reflects the extension by press release, dated July 18, 1997, of the date and time at which the Offer to Exchange expires from 12:00 midnight, New York City time, on July 18, 1997 to 5:00pm, New York City time, on July 31, 1997.

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13E-4 or in the Offer to Exchange.





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
ITEM 8.  ADDITIONAL INFORMATION.

         (e) The information set forth in Section 8(e) of the Schedule 13E-4 is hereby amended to read in its entirety as follows:

               As set forth in the Press Release, dated July 18, 1997, which is attached hereto as exhibit 99.(a)(6) (the "Press Release"), the complete text of which is incorporated herein by reference, the Company has extended the time and date of expiration of the Exchange Offer to 5:00pm, New York City time, on Thursday, July 31, 1997 (the "New Expiration Date").


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

               99.(a)(6) Press Release, dated July 18, 1997.




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
                                    SIGNATURE



      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     FirstCity Financial Corporation

                                     By:   /s/ James R. Hawkins
                                         ----------------------------------
                                     Name: James R. Hawkins
                                     Title: Chairman of the Board,
                                            Chief Executive Officer and
                                            Director


July 18, 1997




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